EXHIBIT 14.1

MSC – MEDICAL SERVICE COMPANY

Code of Business Conduct and Ethics

Introduction

It is the general policy of MSC-Medical Services Company (“MSC” or the “Company”) to conduct its business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable state and federal laws. Obeying the law both in letter and in spirit and engaging in ethical and honest conduct are the foundation on which this Company’s ethical standards are built. In carrying out this policy, the Company has adopted this Code of Business Conduct and Ethics (sometimes referred to as the “Code”).

This Code covers a wide range of business practices and procedures but does not and cannot cover every issue that may arise. Instead, it sets out basic principles to guide those to whom the Code applies. All of our directors, officers and employees must comply with this Code and seek to avoid even the appearance of improper behavior. This Code should also be provided to and, where relevant, adhered to by the Company’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law; if, however, a local custom or policy conflicts with this Code, you must comply with this Code. If you have any questions about any such conflicts, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action. In addition, some of the violations can subject the employee and/or the Company to civil and criminal penalties. If you are in a situation which you believe may violate or lead to a violation of this Code, please follow the guidelines described in Section 14 of this Code.

This Code also supplements our Employee Handbook and other employee policies and procedures.

1.

Compliance with Laws, Rules and Regulations. The Company complies with all applicable laws and regulations in the conduct of its activities and expects its employees, officers and directors to do the same. All directors, officers and employees must respect and obey the laws of the cities, counties, states and countries in which we operate. Although not all directors, officers and employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. Company personnel who learn of questionable auditing, accounting or internal control matters are expected to report such matters to the Chairman of the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company (the “Board”) in accordance with the procedures which have been established by the Audit Committee. All Company personnel are expected to help the Company make full, fair, accurate, timely and understandable disclosure, in compliance with all applicable laws and regulations, in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company.

2.	Conflicts of Interest. It is the policy of the Company to avoid situations that create an actual or potential conflict between an employee’s, officer’s or director’s personal interests and the interests of the Company. A conflict of interest exists when a person’s loyalties or actions are divided between the interests of the Company and those of another, such as a competitor, supplier or customer of the Company, or between the interests of the Company and the person’s own personal business. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult for him or her to perform his or her services for the Company objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receive improper personal benefits as a result of such person’s position in the Company. Even the appearance of a conflict of interest can adversely affect the Company and its relationships with its customers, suppliers and employees. The appearance of a conflict should therefore also be avoided whenever possible. If an employee believes that he or she may have interests in conflict with the interests of the Company, the employee is encouraged to consult with the Company’s Chief Legal Officer (“CLO”) or Chief Financial Officer (“CFO”) to determine whether a potential or actual conflict of interest or appearance of conflict exists and whether action and/or a waiver of this Code is necessary. In the event a director or officer believes that he or she may have interests in conflict in with the Company’s interests, such director or officer should also consult with the Audit Committee to determine whether a conflict or appearance of conflict exists and whether action and/or a waiver of this Code is necessary. Employees are expected to use good judgment, to adhere to high ethical standards and to avoid situations that create an actual or potential conflict of interest. It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier of the Company. Similarly, a Company employee may not work as a consultant or board member for a competitor of the Company. The best policy is to avoid any direct or indirect business connections with our customers, suppliers or competitors, except on our behalf. Conflicts of interest may also arise with respect to the employment by customers, suppliers or competitors of relatives and other persons with you have close personal relationships. If an employee or someone with whom an employee has a close relationship (for example, a family member or close companion) has a financial or employment relationship with a competitor, supplier, customer or potential supplier or customer of the Company, the employee must disclose this fact in writing to the CLO. Federal law now prohibits most loans or extensions of credit from a company whose stock is publicly traded to its directors or executive officers. The Company will not directly or indirectly extend any loan or credit to any director or executive officer except as permitted by law and approved by a vote of the disinterested members of the Board.

3.	Insider Trading and Tipping. The Company has adopted a policy prohibiting insider trading and tipping. That policy is incorporated into this Code and must be followed by all of the Company’s employees, officers and directors.

4.	Corporate Opportunities. Employees, officers and directors are prohibited from taking, for themselves personally and without the consent of the Board, opportunities that are discovered through the use of corporate property, information or position. No employee may use corporate property, information or position for personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Employees shall not engage in any unfair competition with the Company.

5.	Competition and Fair Dealing. We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing disclosure of such information by past or present employees of other companies is prohibited. Each MSC employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice. Company personnel should not engage a competitor in discussions, agreements or understandings concerning prices or allocations of territories, customers or sales. In addition, Company personnel should avoid discussing with a competitor any other agreements inhibiting free and open competition or without approval of the Chief Executive Officer (“CEO”) or CFO, involving tie-in sales or reciprocal transactions. To maintain the Company’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services meet our obligations to customers. All inspection and testing documents must be handled in accordance with all applicable regulations and policies. The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Whenever you are in doubt with respect to the Company’s rules regarding these matters, you are required to consult with the Company’s CLO.

6.

Equal Employment and Working Conditions. Each of us has a fundamental responsibility to show respect and consideration to our co-workers. The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. All employment practices and decisions, including without limitation those involving recruiting, hiring, transfers, promotions, compensation, benefits, discipline and termination, will be conducted without regard to race, creed, color, religion, national origin, sex or age and will comply with all applicable laws. Examples and further guidance are contained in MSC’s Employee Handbook.

7.	Health and Safety. The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all MSC employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of alcohol and illegal drugs in the workplace will not be tolerated.

8.	Record Keeping. The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. All Company business data, records and reports must be prepared truthfully and accurately. Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies.

9.

Confidentiality of Company Information and Trade Secrets of Others. Persons who come into possession of Company information must safeguard the information from the public and not intentionally or inadvertently communicate it to any person unless the person has a need to know the information for legitimate, Company-related reasons. This duty of confidentiality is important both as to the Company’s competitive position and with respect to the securities laws applicable to the Company as a public company. Consistent with the foregoing, all Company personnel, agents and representatives should be discrete with respect to inside information and not discuss it in public places. Such information should be divulged only to persons having a need to know it in order to carry out their job responsibilities. To avoid even the appearance of impropriety, Company personnel, agents and representatives should refrain from providing advice or making recommendations regarding the purchase or sale of the Company’s securities. Confidential information related to the Company can include a variety of materials and information regarding the ongoing operations and plans of the Company. For example, confidential information can include product and service data, pricing lists, customer lists information regarding the financial health of the Company, salary and personnel information, and marketing and sales plans. Confidential information will be held in the strictest confidence and will not be disclosed by any employee, representative, or agent to any third party unless the third party has signed a nondisclosure agreement approved by appropriate Company personnel and the specific disclosure also has been approved by such personnel. The confidential information can only be disclosed by an employee, representative or agent for limited purposes where the confidential information is needed. Company personnel, representatives and agents must maintain the confidentiality of confidential or proprietary information entrusted to them by the Company or others, except when disclosure is authorized in writing by appropriate personnel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to the Company or its customers or suppliers, if disclosed. The obligation to preserve confidential information continues even after employment ends in accordance with the confidentiality agreement signed at the start of employment with the Company. Company personnel, representatives and agents must not intentionally or inadvertently breach any agreement to keep knowledge or data in confidence or in trust and entered into prior to employment with the Company. During employment by the Company, no confidential or proprietary information or material belonging to any previous employer or other parties shall be improperly used by or disclosed to the Company. Employees, representatives and agents must not bring onto the premises of the Company or use in the performance of their responsibilities any unpublished documents or any property belonging to any previous employer or any other person to whom they have an obligation of confidentiality unless consented to in writing by that previous employer or person.

10.	Protection and Proper Use of Company Assets. No secret or unrecorded fund of Company assets or cash shall be established or maintained for any purpose. Anyone spending or obligating Company funds should be sure that the transaction is properly and appropriately documented and that the Company receives the appropriate value in return. All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, although incidental personal use may in certain instances be permitted.

11.

Political Contributions and Payments to Government Personnel. Company personnel may participate in political activities on their own time and at their own expense. Federal law and many state and local laws prohibit corporate contributions to political parties or candidates. Company assets, facilities and resources may not be used for political purposes except in accordance with law and after approval by the Board. The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

12.	Waivers of the Code of Business Conduct and Ethics. Any waiver of this Code for executive officers or directors may be made only with the approval of the Board or such committee of the Board as the Board may from time to time designate. Any such waiver must also be promptly disclosed in a Form 8-K filed with the Securities and Exchange Commission and as otherwise required by applicable laws or regulations. Any waiver of this Code for employees, consultants or other agents may only be made by the Company’s Chairman, CEO, or CFO who shall, when appropriate, act after consultation with officers of the Company or with the Board or a committee designated by the Board.

13.

Reporting any Illegal or Unethical Behavior. All employees of MSC should report suspected violations of laws, governmental rules and regulations, this Code or the Company’s internal policies and procedures (collectively, “Rules”) to the CLO. This includes violations of the laws and rules that prohibit fraud in the reporting of the Company’s financial performance. Employees are also encouraged to report any complaint or concern regarding the Company’s accounting, internal controls or auditing matters. This includes complaints received from persons outside the Company. Employees may alternatively report suspected violations, complaints or concerns anonymously to the Company’s Human Resources Department. The Company will promptly consider the information submitted to it and take appropriate action in accordance with the specified Rules and otherwise consistent with good business practice. The reports of suspected violations, complaints or concerns involving the Company’s financial disclosure, accounting, internal accounting controls or auditing matters will be recorded in a log indicating the date of the report and the disposition thereof. This log will be retained for five years by the CFO. All suspected violations of any Rules that are reported hereunder and acted upon shall be reported to the Audit Committee. In the event an employee does not feel it is appropriate to speak to the CLO regarding a suspected violation of any Rules, or about a complaint or concern involving the Company’s financial disclosure, accounting, internal accounting controls or auditing matters, the employee may report such matters to the Audit Committee in writing by sending a letter describing the circumstances surrounding the matter to the following address: MSC – Medical Services Company, c/o Monitor Clipper Partners, Two Canal Park, 4th Floor, Cambridge, MA 02141, ATTN: Audit Committee Chair. It can be a federal crime for someone to intentionally retaliate against any person who provides truthful information to a law enforcement official concerning a possible violation of any federal law. Moreover, the Company does not tolerate interference with or retaliation against an employee for:

(a)	providing information, causing information to be provided, or otherwise assisting in an investigation regarding any conduct which the employee reasonably believes constitutes a violation of any Rules; or

(b)	providing information, causing information to be provided, or otherwise assisting in an investigation regarding any conduct which the employee reasonably believes constitutes a violation of any Rules; or

(c)	filing, causing to be filed, testifying in, participating in, or otherwise assisting in a proceeding filed or about to be filed relating to a violation of any law, rule or regulation.

The prohibited forms of interference or retaliation include, but are not limited to, discharge, demotion, suspension, threats, harassment or any other manner of discrimination with respect to an employee’s terms or conditions of employment. Complaints under this policy will be kept confidential to the extent permitted by law and consistent with an effective investigation. In the course of an investigation, the Company may find it necessary to share information with others on a “need to know” basis.

14.	Compliance Procedures. We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Company’s CLO or CFO.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.